Exhibit (a)(15)

                        CHANGE OF OFFER PRICE
                                  AND
                  THIRD EXTENSION OF EXPIRATION DATE

                      Offer to Purchase for Cash
                All Outstanding Shares of Common Stock
                                  of
                        NEW WEST EYEWORKS, INC.
                                 now at
                         $11.50 NET PER SHARE
                                  by
                         NW ACQUISITION CORP.
                       a Wholly-Owned Subsidiary
                                  of
                   NATIONAL VISION ASSOCIATES, LTD.

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  | AS A RESULT OF ADVERSE DEVELOPMENTS IN THE FINANCIAL MARKETS,    |
  | AND BECAUSE OF THE UNEXPECTEDLY HIGH RATE OF INTEREST WHICH WILL | | BE REQUIRED UNDER THE BORROWINGS NECESSARY TO FINANCE THE OFFER, |
  | THE PARTIES HAVE AGREED THAT THE OFFER PRICE WILL BE CHANGED     |
  | FROM $13.00 PER SHARE TO $11.50 PER SHARE. THE OFFER WILL NOW    |
  | EXPIRE AT 12:00 MIDNIGHT ON THURSDAY, OCTOBER 22, 1998, UNLESS   |
  | EXTENDED (THE "EXPIRATION DATE").  SHARES TENDERED PURSUANT TO   |
  | THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION   |
  | DATE.                                                            |
  -------------------------------------------------------------------

THE OFFER CONTINUES TO BE CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST 51% OF THE OUTSTANDING SHARES OF COMMON STOCK OF NEW WEST EYEWORKS, INC. AS DETERMINED IMMEDIATELY PRIOR TO THE CONSUMMATION OF THE OFFER.

                        ----------------------
                               IMPORTANT
                        ----------------------

To the Holders of Common Stock of New West Eyeworks, Inc.:

     NW Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of National Vision Associates, Ltd., a Georgia corporation ("Parent"), hereby notifies you that, as a result of adverse developments in the financial markets, and because of the unexpectedly high rate of interest which will be required under the borrowings necessary to finance the offer referenced above (the "Offer"), the parties have agreed to reduce the Offer Price to $11.50 per share, and to further extend the expiration date for the Offer to Midnight, Eastern Time, October 22, 1998. Capitalized terms not defined in this Change of Offer and Third Extension of Expiration Date have the meanings assigned to them in the Offer to Purchase, dated July 20, 1998, relating to the Offer.

1.   The First Amendment to Agreement and Plan of Merger.

     Parent, the Purchaser, and New West Eyeworks, Inc. (the
"Company") have entered into a First Amendment to Agreement and Plan of Merger, dated as of October 5, 1998 (the "First Amendment"), which amends certain provisions of the Merger Agreement. The First
Amendment provides that all references in the Merger Agreement and any exhibits to such agreement shall be changed to reflect the change in the Offer Price from $13.00 to $11.50, and all references to the Offer and the Merger shall refer to the Offer as amended to reflect such new Offer Price and the Merger providing for the payment of such new Offer Price. The First Amendment became effective upon the execution and delivery of the Purchase Agreement relating to the Parent Senior Notes (as defined below), which occurred later in the day on October 5, 1998. In the event of any inconsistency between the terms of the Merger Agreement and the terms of the First Amendment, the terms of the First Amendment shall control.

     The Company has represented and warranted to Parent and the Purchaser that its Board of Directors has received the oral opinion of EVEREN Securities, Inc., the Company's financial advisor, that the consideration to be received by the Company's stockholders in the Offer and the Merger (as revised by the First Amendment to the Merger Agreement) is fair, from a financial point of view, to such stockholders. The First Amendment provides that such opinion shall be provided in writing as soon as practicable.

     In the First Amendment, Parent affirmed that it was not currently aware of any facts that would establish a basis pursuant to paragraphs
(c) or (f) of Exhibit A to the Merger Agreement (which paragraphs relate, respectively, to material adverse market changes and the continuing accuracy of the representations and warranties and the performance of all agreements of the Company set forth in the Merger Agreement) upon which not to continue the Offer or to terminate the Offer, or not to accept for payment or pay for Shares tendered pursuant to the Offer, at the reduced Offer Price of $11.50 per share. Parent and the Purchaser further agreed that they will only take any such actions pursuant to the conditions contained in such paragraphs on the basis of facts arising after the date on which the Purchase Agreement (the "Purchase Agreement") relating to Parent's offering of its Senior Notes due 2005 (the "Parent Senior Notes") is executed and delivered (or facts arising prior to such time which are concealed from Parent) and that do not arise from the First Amendment, including without limitation, any action or proceeding before any governmental entity with respect to the Offer, the Merger or the First Amendment. The condition of the Offer contained in paragraph (d) (ii) of Exhibit A of the Merger Agreement
(which relates to termination or amendment of the Offer upon the

occurrence of material adverse changes in the financial markets, commodities markets or major stock exchange indices in the United
States) shall be deleted automatically upon the closing of the offering of the Parent Senior Notes (described more fully in "Contacts With the Company; Background of the Revised Offer" below).

     The net proceeds from the sale of the Parent Senior Notes, in an amount sufficient to satisfy Parent's and the Purchaser's obligations under the First Amendment shall be held by Parent in a segregated account and used only to satisfy Parent's obligations under the First Amendment or until the Merger Agreement, as amended by the First Amendment, is terminated in accordance with its terms.

     Certain stockholders of the Company listed on the signature page to Exhibit E to the Merger Agreement have executed the First Amendment solely for the purpose of agreeing to promptly enter into agreements substantially in the forms of Exhibits C, D and E to the Merger Agreement, as applicable. Such agreements relate to the tendering of Shares, the conversion of Preferred Stock into Shares and the tendering of all of such Shares, and the exercise of certain warrants for Shares and the tendering of all such Shares. These agreements are more fully described in Section 12 of the Offer to Purchase under the heading "The Commitment Agreements."

2.   CONTACTS WITH THE COMPANY; BACKGROUND OF THE REVISED OFFER.

     After the execution of the Merger Agreement on July 13, 1998, Parent and the Purchaser proceeded to take actions necessary to allow the Offer and Merger to be consummated at the earliest practicable time. These actions included among others: (i) making required filings under the Hart-Scott-Rodino Act, (ii) commencing the Offer, and (iii) pursuing financing for the Offer and Merger.

     Throughout the month of August and the first half of September, Parent worked with Schroders and its two co-managers, their legal counsel and the Company's independent accountants and legal counsel, to prepare an offering memorandum pursuant to which $130 million of Parent's Senior Notes due 2005 would be privately placed pursuant to Rule 144A.

     The Offer was extended from August 17, 1998 to September 28, 1998 in order to allow Parent more time to satisfy the Financing Condition. The Hart-Scott-Rodino Act waiting period expired and that condition to the Offer was therefore satisfied as of September 18, 1998.

     Meetings with potential institutional purchasers of the Parent
Senior Notes were held from September 17 through September 29, 1998.
During such meetings it became evident to Parent and Schroders that the severe volatility in the financial markets during August and early September was having a substantial impact on the demand for high yield debt such as the Parent Senior Notes. As a result, the likelihood of success in

placing the Parent Senior Notes was substantially less than had been expected at the time the Merger Agreement was executed in July 1998, and the rates of interest that would be required to be carried by the Parent Senior Notes in order to be successfully marketed would be substantially higher than had been expected.

     During mid-August to mid-September, Parent continually explored other potential sources of financing for the Offer and Merger, but none of such alternatives proved feasible.

     Towards the end of these institutional marketing meetings, it became more clear to Schroders and officers of the Company that the unexpectedly high rates of interest that would be required to be carried by the Parent Senior Notes would seriously impact the economic viability of the acquisition of the Company by Parent at a per Share price of $13.00, as was originally contemplated in the Merger Agreement. As a result, Mr. Krause communicated to Mr. Feld during the last week of September that a reduction in the $13.00 per Share price (still in an unspecified amount) would be essential to prevent Parent from exercising its right to terminate the Offer and the Merger Agreement. Various informal conversations between officers of Parent and the Company occurred regarding this general topic during the week of September 28, 1998.

     On Friday, October 2, the Board of Directors of Parent met to discuss the prospects for placing the Parent Senior Notes and the terms upon which they might be issued, the potential for other financing sources, and whether to continue the Offer at a $13.00 per Share price in light of such matters. The Board adjourned such meeting without reaching a conclusion and agreed to reconvene on Saturday, October 3, 1998 to continue such discussion.

     At this Saturday Board meeting, the advantages and disadvantages of various alternative courses of action for Parent were again presented by the Parent's officers, financial advisors and counsel, which were studied by the Board. The Board unanimously resolved to communicate to the Company its unwillingness to proceed with the Offer and the Merger unless the $13.00 per Share price were reduced to $11.50 per Share.

     This position of Parent's Board of Directors was communicated to Mr. Weinberg that day, Saturday, October 3, 1998. There ensued various conversations among Mr. Weinberg and Mr. Feld on behalf of the Company and Mr. Krause and Schroders personnel on behalf of Parent regarding the terms and conditions under which the parties could agree to reduce the per Share purchase price to $11.50. Those discussions continued through the weekend into Monday morning, culminating in the execution of the First Amendment at approximately noon on Monday, October 5, 1998.

3.   Other Information.

     As of October 2, 1998, approximately 4,719,200 Shares have been validly tendered and not withdrawn pursuant to the Offer. In addition, the holders of Convertible Preferred Stock and Company
Warrants have entered into Letter Agreements in which they have agreed

to convert or exercise such securities and tender the Shares received thereupon in the Offer. These agreements are being amended to reflect the changed per share Purchase Price. The number of Shares issuable and subject to such Letter Agreements is 806,563. The total number of such tendered or committed Shares is approximately 5,525,800, which represents approximately 97% of the outstanding Shares, assuming conversion of all Convertible Preferred Stock and exercise of all outstanding Company Warrants, and which number of Shares would satisfy the Minimum Tender Condition.

     Parent notes, as stated above, that the waiting period imposed by the Hart-Scott-Rodino Act has expired without any regulatory challenge under that Act to the consummation of the Offer or the Merger, and so that condition of the Offer has been satisfied. Parent expects that the Purchase Agreement will be executed shortly and that the Financing Condition will be satisfied later in the week of October 5, 1998 when its offering of its Senior Notes is expected to be closed. At that time, Parent will issue an additional press release, make an appropriate dissemination to the Shareholders of the Company, and file a further amendment to its Schedule 14D-1 with the Securities and Exchange Commission.

     Questions and requests for assistance or for additional copies of this Change in Offer Price and Third Extension of Expiration Date, the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

NW Acquisition Corp.                             October 5, 1998


             The Information Agent for the Offer is:

                             GEORGESON
                          & COMPANY INC.
                          ==============

                   Wall Street Plaza, 30th Floor
                           88 Pine Street
                     New York, New York  10005
            Banks and Brokers Call Collect:  (212) 440-9800
               ALL OTHERS CALL TOLL FREE:  1-800-223-2064

               The Dealer Manager for the Offer is:

                        SCHRODER & CO., INC.

                         Equitable Center
                        787 Seventh Avenue
                      New York, New York  10019
                           (212) 492-6000